UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Solazyme, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83415T101

(CUSIP Number)

January 24, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83415T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint CleanTech Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,950,233

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,950,233

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,233

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 3.85%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83415T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint CleanTech Associates II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,950,233

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,950,233

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,233*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 3.85%

12.	Type of Reporting Person (See Instructions) PN

*Pursuant to Rule 13d–4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 83415T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint CleanTech Management, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,950,233

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,950,233

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,233*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 3.85%

12.	Type of Reporting Person (See Instructions) PN

*Pursuant to Rule 13d–4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 83415T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners 2006 (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,605,275

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,605,275

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,275

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 2.64%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83415T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Associates 2006, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,605,275

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,605,275

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,605,275*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 2.64%

12.	Type of Reporting Person (See Instructions) PN

*Pursuant to Rule 13d–4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 83415T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,555,508

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,555,508

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,555,508*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 6.49%

12.	Type of Reporting Person (See Instructions) IN

*Pursuant to Rule 13d–4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.
	(a)	Name of Issuer Solazyme, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 225 Gateway Blvd., S. San Francisco, CA 94080

Item 2.
(a)

Name of Person Filing
VantagePoint CleanTech Partners II, L.P.
VantagePoint CleanTech Associates II, L.P.
VantagePoint CleanTech Management, Ltd.
VantagePoint Venture Partners 2006 (Q), L.P.
VantagePoint Venture Associates 2006, L.L.C.
Alan E. Salzman

	(b)	Address of Principal Business Office or, if none, Residence 1001 Bayhill Drive Suite 300, San Bruno, CA 94066
(c)

Citizenship
VantagePoint CleanTech Partners II, L.P.  - Cayman Islands
VantagePoint CleanTech Associates II, L.P. - Cayman Islands
VantagePoint CleanTech Management, Ltd. - Cayman Islands
VantagePoint Venture Partners 2006 (Q), L.P. - United States of America
VantagePoint Venture Associates 2006, L.L.C. - United States of America
Alan E. Salzman - Canada

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 83415T101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

VantagePoint CleanTech Partners II, L.P. 1,950,233†
VantagePoint CleanTech Associates II, L.P.* 1,950,233†
VantagePoint CleanTech Management, Ltd.** 1,950,233†
VantagePoint Venture Partners 2006 (Q), L.P. 1,605,275††
VantagePoint Venture Associates 2006, L.L.C.*** 1,605,275††
Alan E. Salzman**** 3,555,508†††

(b)

Percent of class:

VantagePoint CleanTech Partners II, L.P. 3.85%
VantagePoint CleanTech Associates II, L.P.* 3.85%
VantagePoint CleanTech Management, Ltd.** 3.85%
VantagePoint Venture Partners 2006 (Q), L.P. 2.64%
VantagePoint Venture Associates 2006, L.L.C.*** 2.64%
Alan E. Salzman**** 6.49%

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote 0

VantagePoint CleanTech Partners II, L.P. 0
VantagePoint CleanTech Associates II, L.P 0.
VantagePoint CleanTech Management, Ltd. 0
VantagePoint Venture Partners 2006 (Q), L.P. 0
VantagePoint Venture Associates 2006, L.L.C. 0
Alan E. Salzman 0

(ii)

Shared power to vote or to direct the vote

VantagePoint CleanTech Partners II, L.P. 1,950,233†
VantagePoint CleanTech Associates II, L.P.* 1,950,233†
VantagePoint CleanTech Management, Ltd.** 1,950,233†
VantagePoint Venture Partners 2006 (Q), L.P. 1,605,275††
VantagePoint Venture Associates 2006, L.L.C.*** 1,605,275††
Alan E. Salzman**** 3,555,508†††

(iii)

Sole power to dispose or to direct the disposition of

VantagePoint CleanTech Partners II, L.P. 0
VantagePoint CleanTech Associates II, L.P. 0
VantagePoint CleanTech Management, Ltd. 0
VantagePoint Venture Partners 2006 (Q), L.P. 0
VantagePoint Venture Associates 2006, L.L.C. 0
Alan E. Salzman 0

(iv)

Shared power to dispose or to direct the disposition of

VantagePoint CleanTech Partners II, L.P. 1,950,233†
VantagePoint CleanTech Associates II, L.P.* 1,950,233†
VantagePoint CleanTech Management, Ltd.** 1,950,233†
VantagePoint Venture Partners 2006 (Q), L.P. 1,605,275††
VantagePoint Venture Associates 2006, L.L.C.*** 1,605,275††
Alan E. Salzman**** 3,555,508†††

* VantagePoint CleanTech Associates II, L.P., is the general partner for VantagePoint CleanTech Partners II, L.P. VantagePoint CleanTech Associates II, L.P. disclaims beneficial ownership of such shares.

** VantagePoint CleanTech Management, Ltd. is the general partner for VantagePoint CleanTech Associates II, L.P.  VantagePoint CleanTech Management, Ltd. disclaims beneficial ownership of such shares.

*** VantagePoint Venture Associates 2006, L.L.C. is the general partner for VantagePoint Venture Partners 2006 (Q), L.P.  VantagePoint Venture Associates 2006, L.L.C. disclaims beneficial ownership of such shares.

**** Mr. Alan Salzman is the Managing Member of VantagePoint Venture Associates 2006, L.L.C., and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd.  Mr. Salzman disclaims beneficial ownership of such shares.

† Includes 1,556,580 shares of common stock and notes held by VantagePoint CleanTech Partners II, L.P. convertible into 393,653 shares of common stock as of January 24, 2013.

†† Includes 1,211,622 shares of common stock and notes held by VantagePoint Venture Partners 2006 (Q), L.P. convertible into 393,653 shares of common stock as of January 24, 2013.

††† Includes 1,211,622 shares of common stock and notes held by VantagePoint Venture Partners 2006 (Q), L.P. convertible into 393,653 shares of common stock as of January 24, 2013 and 1,556,580 shares of common stock and notes held by VantagePoint CleanTech Partners II, L.P. convertible into 393,653 shares of common stock as of January 24, 2013.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2013

VANTAGEPOINT CLEANTECH
PARTNERS II, L.P.		VANTAGEPOINT VENTURE
By: VantagePoint CleanTech Associates		PARTNERS 2006 (Q), L.P.
II, L.P.		By: VantagePoint Venture Associates
Its General Partner		2006, L.L.C.
By: VantagePoint CleanTech		Its General Partner
Management, Ltd.
Its General Partner		By:
By:			/s/ Alan E. Salzman
/s/ Alan E. Salzman		Name:	Alan E. Salzman,
Name:	Alan E. Salzman,	Managing Member
Chief Executive Officer

VantagePoint Venture
VANTAGEPOINT CLEANTECH		Associates 2006, L.L.C.
ASSOCIATES II, L.P.
By: VantagePoint CleanTech		By:
Management, Ltd.			/s/ Alan E. Salzman
Its General Partner		Name:	Alan E. Salzman,
By:		Managing Member
/s/ Alan E. Salzman
Name:	Alan E. Salzman,
Chief Executive Officer
/s/ Alan E. Salzman
Alan E. Salzman
VantagePoint CleanTech
Management, Ltd.
By:
/s/ Alan E. Salzman
Name:	Alan E. Salzman,
Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock of Solazyme, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  January 31, 2013

VANTAGEPOINT CLEANTECH
PARTNERS II, L.P.		VANTAGEPOINT VENTURE
By: VantagePoint CleanTech Associates		PARTNERS 2006 (Q), L.P.
II, L.P.		By: VantagePoint Venture Associates
Its General Partner		2006, L.L.C.
By: VantagePoint CleanTech		Its General Partner
Management, Ltd.
Its General Partner		By:
By:			/s/ Alan E. Salzman
/s/ Alan E. Salzman		Name:	Alan E. Salzman,
Name:	Alan E. Salzman,	Managing Member
Chief Executive Officer

VantagePoint Venture
VANTAGEPOINT CLEANTECH		Associates 2006, L.L.C.
ASSOCIATES II, L.P.
By: VantagePoint CleanTech		By:
Management, Ltd.			/s/ Alan E. Salzman
Its General Partner		Name:	Alan E. Salzman,
By:		Managing Member
/s/ Alan E. Salzman
Name:	Alan E. Salzman,
Chief Executive Officer
/s/ Alan E. Salzman
Alan E. Salzman
VantagePoint CleanTech
Management, Ltd.
By:
/s/ Alan E. Salzman
Name:	Alan E. Salzman,
Chief Executive Officer